Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

December 6, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: John Dana Brown

Re:	Schultze Special Purpose Acquisition Corp. Registration Statement on Form S-1
Filed November 20, 2018
Amendment No. 1 to Registration Statement on Form S-1
Filed November 28, 2018
File No. 333-228494

Dear Mr. Brown:

On behalf of Schultze Special Purpose Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated December 4, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on November 20, 2018 (the “Registration Statement”) and the Company’s Amendment No. 1 to the Registration Statement filed on November 28, 2018. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Form S-1

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-Laws

Exclusive Forum Selection, page 82

1.	We note that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

United States Securities and Exchange Commission

Division of Corporation Finance

December 6, 2018

Response: The Company has revised its disclosure on pages 38 and 87 of the Registration Statement in response to the Staff’s comment.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Schultze Special Purpose Acquisition Corp.
Alan	I. Annex, Esq.